DSS, INC.

275 Wiregrass Pkwy

West Henrietta, NY 14586

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Office of Manufacturing

Division of Corporation Finance

Attention: Ms. Heather Clark

October 22, 2024

Re:	DSS, Inc.
10-K/A for the Year ended December 31, 2023
File No. 0001-32146

Ladies and Gentlemen:

DSS, Inc. (the “Company”) is hereby submitting an Amendment to the Company’s Annual Report on Form 10-K for the Year ended December 31, 2023, on Form 10-K/A (the “Amendment”), to its previously submitted 10-K for the Year ended December 31, 2023, on March 27, 2024.

For convenience, the staff’s (the “Staff”) comments have been restated below and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Company’s latest Annual Report.

Form 10-K for the Year Ended December 31, 2023

Consolidated Statement of Operations, page 37

1.	We note that you have significant impairments and losses on investments, investments in real estate and a provision for loan loss recorded in Other income (expense). Given that you operate businesses that generate investment income, provide loans, and operate real estate businesses, please tell us why you believe these amounts are appropriately classified outside of your operating loss. Additionally, it appears that the impairments of goodwill and intangible assets should be presented as part of operating loss. Please revise future filings accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that for the year ended December 31, 2023, the loss on investments categorized as classified outside of the reported operating loss are associated with investments held by subsidiaries outside of this reporting segment and are not part of those subsidiaries business operations. Similarly, the provisions for loan losses reported in the Other income (expense) section on page 37 of our 10-K are associated with subsidiaries of the Company that are not part of our Commercial Lending segment. Provisions for such items related to our Commercial Lending segment are included in the cost of revenue on page 37. Separately, regarding the Impairment of investment in real estate included in Other income (expense) on page 37, although these assets are currently identified as Held for sale, under ASC 360-10-45-4, this should have been recognized as part of Operating loss. Further, management believes this misclassification has no qualitative or quantitative impact as defined by SAB No. 99, as there is no effect on net income, earnings per share, or the balance sheet of the company or reporting segment. The Company will ensure these transactions are properly classified going forward. Additionally, the Staff’s comment regarding the impairment of goodwill and intangible assets being presented as part of operating losses in the future is noted.

Notes to the Audited Financial Statements

Note 2. Summary of Significant Accounting Policies, page 41

2.	We note from your disclosure on page 41 that in May 2023 you distributed approximately 280 shares of SHRG in the form of a dividend to the shareholders of DSS common stock and as a result, SHRG was deconsolidated from your consolidated financial statements. Please explain to us how you accounted for this transaction within your statement of changes in stockholders’ equity including why you increased your non-controlling interest in subsidiary as part of this transaction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that upon further review of the accounting approach taken for this transaction, this transaction involved a nonmonetary transfer as shares of SHRG were distributed to owners of DSS as a dividend. The guidance of ASC 845 indicates that:

a.	The transaction would be recorded based on the recorded amounts of the nonmonetary assets distributed.
b.	Any assets would be impaired, if appropriate, before recording the transfer.
c.	No gain or loss would be recorded. The nonmonetary dividend would be recorded against retained earnings.

Thus, management has determined that a restatement of the December 31, 2023, Annual Report on Form 10-K is required, and has submitted the Amendment on form 10-K/A on October 22, 2024.

Item 9A - Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 70

3.	Please revise future filings to include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting in accordance with Item 308(a)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Staff’s comment regarding future filings should include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting in accordance with Item 308(a)(1) of Regulation S-K has been noted and will be addressed accordingly.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact our counsel, Darrin M. Ocasio, at (917) 848-6325 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Todd D. Macko
Todd D. Macko

cc:	Darrin M. Ocasio; Jesse L. Blue SRFC LLP (via email)
Todd D. Macko, DSS, Inc. (via email)